Exhibit 99.2

H1 2021 Financial Information

Modulaire Investments 2 S.à r.l.

Interim Condensed Consolidated Financial Statements

Table of contents of condensed consolidated financial statements

Condensed consolidated Income Statements	10
Condensed consolidated Statements of Comprehensive Profit / Loss	11
Condensed consolidated Balance Sheets	12
Condensed consolidated Statements of Changes in Shareholders’ Equity	13
Condensed consolidated Statements of Cash Flows	15
Notes to the Interim Condensed Consolidated Financial Statements	16

Modulaire Investments 2 S.à r.l.	30 June 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Income Statements

(Euro in millions)

	Note	Six months ended 30 June
		2021	2020
Revenues
Leasing and services		480	368
Sales of modular units and buildings		187	163
Total revenues	5	667	531

Costs of sales
Costs of sales of goods and providing services		(330)	(273)
Depreciation of rental equipment		(76)	(64)
Gross profit		261	194

Expenses
Administrative expenses		(180)	(149)
Operating Profit		81	45

Finance expense, net	6	(58)	(119)
Currency (losses) / gains, net	6	3	(16)
Profit / (loss) before income tax		26	(90)
Income tax expense		(7)	(5)
Net profit / (loss) for the period		19	(95)
Net profit / (loss) attributable to non-controlling interest		1	1
Net profit / (loss) attributable to the owners of the Company		18	(96)

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements

Modulaire Investments 2 S.à r.l.	30 June 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Statements of Comprehensive Income

(Euro in Millions)

	Six months ended 30 June
	2021	2020
Net profit / (loss) for the period	19	(95)

Other comprehensive profit / (loss)
Items that may be reclassified to profit or loss:
Foreign currency translation	(12)	9
Change in unrealized gains /(losses) on cash flow hedge	(1)	1
Total other comprehensive profit / (loss)	(13)	10

Comprehensive profit / (loss) for the period	6	(85)
Less: comprehensive (profit) / loss attributable to non-controlling interest	(1)	(1)
Comprehensive profit / (loss) attributable to the owners of the Company	5	(86)

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements.

Modulaire Investments 2 S.à r.l.	30 June 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Balance Sheets

(Euro in Millions)

		30 June	31 December
	Note	2021	2020
Assets
Non-Current assets
Goodwill		457	442
Other intangible assets		225	225
Rental equipment	8	1,201	1,111
Other property, plant and equipment	9	192	178
Other non-current assets	10	28	170
Deferred tax assets		5	5
Total non-current assets		2,108	2,131
Current assets
Cash and cash equivalents		181	291
Trade receivables and contract assets		278	262
Inventories		71	62
Prepaid expenses and other current assets		37	27
Other current financial assets	10	194	20
Total current assets		761	662
Total assets		2,869	2,793
Equity
Share capital		1	1
Share premium		605	605
Accumulated other comprehensive income		207	202
Accumulated deficit		(697)	(715)
Equity attributable to the owners of the Company		116	93
Non-Controlling interests		22	22
Total Equity		138	115
Liabilities
Non-current liabilities
Long-term debt	10	1,983	1,949
Deferred tax liabilities		89	89
Non-current provisions		15	18
Other non-current liabilities		47	50
Total non-current liabilities		2,134	2,106
Current liabilities
Trade payables and accrued liabilities	10	294	304
Current tax payable		20	23
Deferred revenue and customer deposits		88	66
Current provisions		11	14
Current portion of long-term debt and interest	10	184	165
Total current liabilities		597	572
Total liabilities		2,731	2,678
Total liabilities and equity		2,869	2,793

See the accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements.

Modulaire Investments 2 S.à r.l.	30 June 2021

Modulaire Investments 2 S.à.r.l.

Condensed Consolidated Statements of Changes in Equity

(€ in millions)

			Accumulated comprehensive income
	Owner Share capital	Owner Share premium	Other reserves	Foreign currency translation	Accumulated deficit	Total shareholders’ equity	Non controlling interest (NCI)	Total Equity
Balance at 1 January 2020	1	605	89	81	(675)	101	7	108

Net loss	-	-	-	-	(96)	(96)	1	(95)

Other comprehensive income	-	-	1	9	-	10	-	10
Total comprehensive income	-	-	1	9	(96)	(86)	1	(85)

Employee share schemes	-	-	6	-	-	6	-	6

Non-controlling interests on acquisition of subsidiary	-	-	(4)	-	-	(4)	4	-
Balance at 30 June 2020	1	605	92	90	(771)	17	12	29

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements.

5

Modulaire Investments 2 S.à r.l.	30 June 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Statements of Changes in Equity

(€ in millions)

			Accumulated comprehensive income
	Owner Share capital	Owner Share premium	Other reserves	Foreign currency translation	Accumulated deficit	Total shareholders’ equity	Non controlling interest (NCI)	Total Equity
Balance at 1 January 2021	1	605	105	97	(715)	93	22	115

Net profit	-	-	-	-	18	18	1	19

Other comprehensive (loss) / income	-	-	(1)	(12)	-	(13)	-	(13)
Total comprehensive (loss) / income	-	-	(1)	(12)	18	5	1	6

Employee share schemes	-	-	17	-	-	17	-	17

Non-controlling interests on acquisition of subsidiary	-	-	1	-	-	1	(1)	-
Balance at 30 June 2021	1	605	122	85	(697)	116	22	138

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements.

6

Modulaire Investments 2 S.à r.l.	30 June 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Statements of Cash Flows

(Euro in millions)

	Six months ended 30 June
	2021	2020
Operating activities
Net profit / (loss)	19	(95)
Adjustments:
Depreciation and amortization	110	92
Loss on sale of other property, plant and equipment		(1)
Currency (gains) / losses, net	(3)	16
Income tax expense	7	5
Finance expense	58	119
Equity settled share based payments	16	6
Changes in operating assets and liabilities:
Net trade receivables and contract assets	(8)	(11)
Inventories	(12)	(11)
Prepaid expenses and other current assets	(4)	-
Accounts payable and other accrued liabilities	(6)	30
Cash flows from operating activities	177	150
Income tax paid	(13)	(9)
Net cash flows from operating activities	164	141
Investing activities
Purchase of rental equipment	(126)	(54)
Proceeds from sale of rental equipment	11	8
Proceeds from the sale of property, plant and equipment	-	-
Purchase of property, plant and equipment	(9)	(6)
Purchase of businesses, net of cash acquired	(23)	(114)
Net cash flows from investing activities	(147)	(166)
Financing activities
Receipts from borrowings	14	45
Repayment of borrowings	(40)	(9)
Grant of related party loan	(3)	-
Principal payments on capital lease obligations	(23)	(19)
Interest paid	(74)	(57)
Settlement of derivative financial instrument net of related expenses	-	74
Net cash flows from financing activities	(126)	34
Effect of exchange rate changes on cash and cash equivalents	(1)	(1)
Net change in cash and cash equivalents	(110)	8
Cash and cash equivalents at beginning of the year	291	199
Cash and cash equivalents at the end of the period	181	207

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements.

7

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

Notes to the Interim Condensed Consolidated Financial Statements

1.	Basis of preparation of the Interim Condensed Consolidated Financial Statements

1.1 General

Modulaire Investments 2 S.à r.l. is a limited liability Company (société à responsabilité limitée) incorporated under the laws of Luxembourg. Modulaire Investments 2 S.à r.l. together with its subsidiaries is referred to as the ‘Group’. The ultimate parent of the Modulaire Group is Modulaire Holding S.à r.l., a limited liability company principally owned by TDR Capital LLP (“TDR”). The Company, a wholly owned subsidiary of Modulaire Global S.à r.l., was incorporated on 8 December 2017. As part of a legal restructuring (the “Legal Restructuring”) completed in February 2018, the Company became the parent company of the Group.

The Group, through its operating subsidiaries, engages in the leasing and sale of mobile offices, modular buildings and storage products and their delivery and installation throughout Europe and Asia Pacific.

The Group carries out its business activities principally under the names Algeco in the majority of Europe, Elliott, Carter and Advanté in the United Kingdom, Buko Huisvesting and BUKO Bouw & Winkels in The Netherlands, Altempo in France, Ausco and NET Modular in Australia, Portacom in New Zealand and Algeco Chengdong in China.

The interim condensed consolidated financial statements are presented in millions of euros and all values are rounded to the nearest million except where otherwise stated. Therefore, numbers may not sum precisely due to rounding.

1.2 Basis of preparation of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis in accordance with Accounting Standard IAS 34 Interim Financial Reporting. The interim report does not include all the notes normally included in annual consolidated financial statements. Accordingly, this report is to be read in conjunction with the Group’s Consolidated Financial Statements for the year ended 31 December 2020.

The accounting policies adopted are consistent with those of the previous financial year.

New and amended standards adopted by the Group

The Group has applied the Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020) for the first time for the period ended 30 June 2021.

The new and amended standards had no significant impact on the Group Consolidated Financial Statements.

Minor changes may have been made on the presentation of the comparative information to maintain consistency with regards to the H1 presentation. No new standard or amendment to existing standards and interpretations published by the IASB applicable in 2021 have any material impact on the Interim Condensed Consolidated Financial Statements for the six-month period ended 30 June 2021.

2.	Significant transactions in the current reporting period and update on estimates

An impairment test for goodwill and intangible assets was performed in October 2020 and no impairment was required. In H1 2021, it was assessed that there are no events that trigger a further assessment to be required.

There have been no significant changes to the judgements and estimates made at the year-end other than with respect to:

•	The vesting date of the share based payments schemes has been revised from January 2022 to November 2021 resulting in an increase of €2m in the share-based payments expense.

•	All balances due from or to related parties, with the exception of any trading balances with TDR affiliates, are expected to be settled on completion of the sale to Brookfield and have been classified as current.

•	The senior secured and unsecured notes are repayable under certain circumstances following a change of control. As the change of control has not yet happened, these notes are classified as non-current in line with their repayment date in 2023. In the event they are repaid, there will be a charge related to the deferred finance fees, totalling €26m at 30 June 2021, and the remainder will be amortised over the shorter period in the event of early termination, instead of August 2022.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

Acquisitions

The Group completed one acquisition in the six-month period to 30 June 2021, and six acquisitions in 2020. The details are in note 4. The Group has completed two further acquisitions in July 2021 as described in Note 13.

Impact of seasonality

The business is impacted by seasonality. Sales of new units tend to be delivered over the summer months and new leasing contracts are less likely to start in the winter months.

3.	Segment information

Description of segments and principal activities

Following the acquisition of Malthus in January 2020, the Chief Operating Decision Maker examines the Group’s performance based on 6 reportable segments which are the Group’s operating segments:

•	France Business Unit (“France”); which includes Altempo;

•	The United Kingdom Business Unit (“UK”); which includes Advanté and Carter;

•	Germany Business Unit (“Germany”), which includes Germany, Switzerland, Austria and Slovenia;

•	Eastern, Northern, and Southern Europe Business Unit (“ENSE”), which includes

o	In Eastern Europe: Poland, Czech Republic, Romania, Slovakia, Russia, Hungary.

o	In Northern Europe: Belgium, Netherlands, including BUKO;

o	In Southern Europe: Spain, Portugal, Italy.

These entities share similar economic characteristics and the businesses provide similar products and services.

•	APAC Business Unit (“APAC”); which includes Australia, including NET, New Zealand and China

•	Nordics Business Unit (“Nordics”); which includes Malthus, Wexus, TSN and the former Modulaire businesses in Finland and Sweden.

6 months ended 30 June 2021	France	APAC	UK	ENSE	Germany	Nordics	Eliminations	Corporate	Total
Revenue	140	136	117	151	78	70	(25)	-	667
Depreciation and amortisation	(22)	(14)	(19)	(21)	(14)	(20)	-	-	(110)
Fleet	(16)	(9)	(13)	(14)	(11)	(14)	-	-	(77)
Other	(6)	(5)	(6)	(7)	(3)	(6)	-	-	(33)
Underlying EBITDA	53	29	28	50	32	29	-	(11)	210

6 months ended 30 June 2020	France	APAC	UK	ENSE	Germany	Nordics	Eliminations	Corporate	Total
Revenue	121	121	77	121	69	30	(8)	-	531
Depreciation and amortisation	(21)	(13)	(13)	(25)	(13)	(7)	-	-	(92)
Fleet	(14)	(8)	(9)	(18)	(10)	(5)	-	-	(64)
Other	(7)	(5)	(4)	(7)	(3)	(2)	-	-	(28)
Underlying EBITDA	47	23	15	41	26	9	-	(10)	151

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

Underlying EBITDA

This is a non-GAAP measure which we have defined as earnings before interest, taxes, depreciation and amortisation (“EBITDA”), adjusted to exclude certain non-cash items and transactions or events that are considered separate from our normal ongoing business operations. The reconciliation of our consolidated operating profit to Underlying EBITDA for the six months ended 30 June 2021 and 2020, is set out below:

	6 months ended 30	6 months ended 30
	June 2021	June 2020
	€m	€m
Net profit / (loss)	19	(95)
Income tax expense	7	5
Net finance expense	58	119
Currency (gains) / losses, net	(3)	16
Depreciation and amortisation	110	92
EBITDA	191	137
Share-based payments	16	6
Acquisition related and other costs	3	5
Restructuring	-	3
Total separately disclosed items	19	14
Underlying EBITDA	210	151

Management believes that Underlying EBITDA provides useful information to investors because it is a measure used by our management team to evaluate our operating performance, to make day-to-day operating decisions, and is frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results across companies in our industry. The items adjusted are:

•	Share based payments: These share-based payments expenses are non-cash. Two additional share-based payment schemes were put in place in 2021 to align the interests of the management of Advanté and Carter to those of the Group.

•	Acquisition related and other costs: third party costs related to acquisitions related activities including professional and adviser fees and subsequent integration activities.

•	Restructuring costs: The Group incurs costs associated with restructuring plans designed to streamline operations and reduce costs. The 2020 restructuring costs related to the Australian restructuring.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

4.	Acquisitions and disposals

The Group made one acquisition in January 2021, six in 2020 and has completed two further acquisitions in July 2021, as described in Note 13. The following table summarises the fair value, as determined by the purchase accounting, of the assets acquired and liabilities assumed at the acquisition dates. The fair value exercise has yet to be completed on the entities acquired in July 2021.

	Malthus	Altempo	NET	Wexus	TSN	Advanté	Carter
	€m	€m	€m	€m	€m	€m	€m
Cash	3	4	1	-	11	3	1
Current assets	15	9	5	5	12	3	6
Property, plant and equipment	101	5	3	43	85	9	38
Other long-term assets	3	-	-	-	-	-	-
Intangible assets excluding goodwill	16	5	5	32	25	7	6
Total assets	138	23	14	80	133	22	51
Current liabilities	(14)	(8)	(1)	(9)	(10)	(3)	(5)
Borrowings	(73)	-	-	(45)	(82)	-	(33)
Other Long-term liabilities	(22)	(5)	(4)	(8)	(12)	(4)	(5)
Net assets acquired	29	10	9	18	29	15	8
Goodwill recognized	31	3	2	34	63	8	11

Acquisition of Carter

On 19 January 2021, the Group acquired 100% of the capital of Carter Accommodation Group Limited (together with its subsidiaries “Carter”) for a consideration of £17m (€19m) and a subsequent repayment of debt of £28m (€32m).

Carter is a leading player in the temporary accommodation hire business in the UK with a modern and well-invested fleet. The majority of its over 5,000 units have market-leading specifications, including fire and environmental ratings that make them particularly suitable for city locations. Carter has approximately 150 employees. The acquisition of Carter was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at provisional fair value. The assessment over the fair valuation of the fleet, brand and contingent liabilities is provisional, as at 30 June 2021, pending the receipt of further details to adjust our estimates over the valuation of these assets and liabilities.

The Group recorded the excess of the €19m paid to acquire Carter over the carrying amount of the net assets acquired as goodwill, amounting to €11m. In addition to Goodwill, intangible assets identified in the acquisition accounting comprise customer relationships of €2m, which represent the aggregate value of the relationships from existing contracts on future operations, and the Carter Accommodation Brand, valued at €4m, representing the future costs that would have been incurred if Carter had needed to enter a licensing agreement for the use of a similar brand. Both the customer relationships and the brand assets are amortised on a straight-line basis over a period of 9 and 10 years respectively.

Carter contributed revenue of €11m, underlying EBITDA of €4m and net profit of €5m to the Group in the 5 months period from 1 February 2021 to 30 June 2021. The main performance indicators, if Carter had been acquired on 1 January 2021 are presented at the end of this note.

Acquisition of Malthus

On 31 January 2020, the Group purchased 100% of the share capital of Malthus Uniteam Holdings A.S. (“Malthus Holding”, and together with its subsidiaries, “Malthus”), for an aggregate estimated price of €60m (NOK 609m), of which €54m (NOK 544m) was paid on the completion date, a further €5m (NOK 51m) was paid based on the completion accounts in May 2020 and an additional consideration of €1m (NOK 14m) was payable after a set of contractually defined criteria was met. The main activity of Malthus is the leasing and sale of modular buildings and the provision of related services. The purchase of Malthus was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at fair value.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

The Group recorded the excess of the €60m consideration transferred and liability incurred to purchase Malthus over the carrying amount of the net assets acquired as goodwill, amounting to €31m. In addition to goodwill, intangible assets acquired also comprise customer relationships of €16m, which represent the aggregate value of the relationships from existing contracts on future operation. The customer relationship intangible assets will be amortized on a straight-line basis over the estimated useful life from the date of the business combination of 8 years. The useful life is based on a period of expected future cash flow used to measure the fair value of the intangible assets. The goodwill recognised is attributable to expected revenue increases due to the growing Nordic market.

Malthus contributed revenue of €34m, Underlying EBITDA of €12m and a net profit of €2m to the Group in the first semester of 2021.The comparative information for H1 2020, if the acquisition had occurred on 1 January 2021, is disclosed at the end of the note.

Acquisition of Wexus

On 29 June 2020, the Group purchased 100% of the share capital of Wexus Group AS (“Wexus Holding”, and together with its subsidiaries, “Wexus Group” or “Wexus”), for a purchase price of €52m (NOK 569m), of which €42m (NOK 460m) has been paid in cash, and €10m (NOK 108m) through the issuance of loan notes. €9m of these loan notes have been used to acquire awards in the Nordics share based payment plan.

The main activity of Wexus is the leasing and sale of modular buildings and the provision of related services. The purchase of Wexus was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at fair value. The Group recorded the excess of the €52m paid to purchase Wexus over the carrying amount of the net assets acquired as goodwill, amounting to €33m. An additional €1m was allocated to goodwill, during the year 2021, following the identification of an additional liability of same value in the 12-months revision period from the accounting date. The valuation is complete.

In addition to goodwill, intangible assets acquired comprise customer relationships of €13m, which represent the aggregate value of the relationships from existing contracts on future operation, and the Module Tech brand, valued at €19m. The customer relationship intangible assets will be amortised on a straight-line basis over the estimated useful life from the date of the business combination of 8 years. The useful life is based on a period of expected future cash flow used to measure the fair value of the intangible assets.

The goodwill recognised is attributable to expected revenue increases due to the growing Nordic market. Wexus contributed revenue of €13m, Underlying EBITDA of €5m and a net profit of (€1m) to the Group, in the first semester of 2021. A comparison of the key financial indicators, between H1 2021 and H1 2020, if the acquisition had occurred on 1 January 2020 is presented at the end of this note.

Acquisition of TSN

On 22 October 2020, the Group purchased 100% of the capital of TS Nordics Holding AB (together with its subsidiaries “TSN Group” or “TSN”), for a purchase price of €92m (SEK 954m), paid in cash.

TSN operates in all Nordic countries: Sweden, Denmark, Finland and Norway. The main activity is the leasing of modules. The purchase of TSN was accounted for as a business combination. The assets acquired and liabilities assumed were recorded at provisional fair value. The estimation of the fair-value of the fleet and liabilities is still under review, on 30 June 2021, pending the receipt of further details to adjust our estimates over the valuation of these items.

The Group recorded the excess of the €92m (SEK 954m) paid to purchase TSN over the carrying amount of the net assets acquired as goodwill, accounting for €63m. Intangible assets also comprise customer relationships valued at €25m. It represents the valuation of the future operational excess earnings that can be attributed to existing customers, at the acquisition date as well as continuing contracts. The customer relationship assets will be amortized on a straight-line basis over a period of 9 years.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

TSN contributed €21m to the revenue, Underlying EBITDA of €11m and nil to the net income of the Group, for the first half of 2021. The comparative key financial indicators, if this acquisition had occurred on 1 January 2020 are presented at the end of this note, pending the receipt of further details to adjust our estimates over the valuation of these assets and liabilities.

Other Acquisitions

The acquisitions of Altempo in January 2020, NET in February 2020 and Advanté in December 2020 had estimated acquisition prices of €13m, €11m and £20m (€23m), respectively. The percentage of the share capital acquired was 85%, 100% and 100%, respectively. The assets acquired and liabilities assumed were recorded at fair value with goodwill recognised of €3m, €2m and €8m respectively. The valuation is complete for NET and Altempo. The assessment for the fair valuation of the fleet, intangible assets and liabilities is provisional, as at 30 June 2021, for Advanté, pending the receipt of further details to adjust our estimate over these assets and liabilities. The minority interests have been recognised at fair value based on the put redemption value. Both of the first two acquisitions have future payments related to future performance and an estimate of the likely earn-out has been included in the estimated acquisition price. The fair-value of the contingent considerations was estimated calculating the present value of the future expected cash-flows to settle these obligations. Our current estimate of the future payments to the previous shareholders of NET and Altempo amounts to a total of €9m.

Acquisitions key financial indicators

The key financial performance indicators of the businesses acquired in 2020 and 2021 as if the acquisitions had occurred on 1 January 2020 and 2021, as applicable, is presented below, together with comparative information.

6 months to June 2021	Carter €m	Malthus €m	Altempo €m	NET €m	Wexus €m	TSN €m	Advanté €m
Revenue	13	34	20	14	13	21	7
Underlying EBITDA	4	12	4	1	5	11	4
Net profit / (loss)	5	2	1	(1)	(1)	-	3

6 months to June 2020	Malthus €m	Altempo €m	NET €m	Wexus €m	TSN €m	Advanté €m
Revenue	33	13	15	9	21	6
Underlying EBITDA	11	4	2	4	10	2
Net profit / (loss)	-	-	1	1	2	1

5.	Revenue from contracts with customers

Disaggregation of Revenues

Our primary revenue streams are generated by:

•	Modular space leasing and services which comprise:

o	Delivering, installing and leasing our fleet of modular and portable storage units and leasing value-added products and services (“VAPS 360°”), such as steps, ramps, furniture, fire extinguishers, air conditioning, wireless internet access points, damage waivers and extended warranties;

o	Remote accommodation services providing remote facility management solutions to customers working in remote environments through turnkey lodging, catering, transportation, security and logistical services; and

•	New and used modular space and portable storage units sales, which can include construction-type contracts primarily located in the UK.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

The disaggregation of our revenues by categories we use to evaluate our financial performance within each of our reportable segments is provided below:

Six months period ended 30 June 2021	Leasing and services €m	Sales €m	Total Revenue €m
France	114	26	140
APAC	66	70	136
UK	87	30	117
ENSE	103	48	151
Germany	67	11	78
Nordics	43	27	70
Eliminations	-	(25)	(25)
Group	480	187	667

Six months period ended 30 June 2020	Leasing and services €m	Sales €m	Total Revenue €m
France	96	25	121
APAC	60	61	121
UK	51	26	77
ENSE	87	34	121
Germany	57	12	69
Nordics	17	13	30
Eliminations	-	(8)	(8)
Group	368	163	531

For the six months ended 30 June 2021 and 30 June 2020, total revenue from contracts with customers excluding lease contracts totalled €305m and €232m respectively.

6.	Finance income and expenses

	Six months ended 30 June
	2021 €m	2020 €m
Finance income	29	-
Finance expense
Interest and finance charges	(75)	(66)
Deferred financing costs amortisation	(12)	(7)
Other financial costs	-	(46)
Net finance expense	(58)	(119)

Currency (losses) / gains, net	3	(16)

Finance income and other financial costs both relate to the mark to market non-cash profit / loss on revaluation of the shares in Target Hospitality.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

7.	Income Taxes

For interim reporting purposes, income tax expense is recognised based on the Group’s forecast effective tax rate (per territory) for the full financial year applied to the actual results of each territory. This results in a €7m tax charge for H1 2021, (H1 2020: €5m).

8.	Rental equipment

The changes in the cost and depreciation for rental equipment were as follows:

Cost	€m
Balance at 1 January 2021	2,147
Additions	127
Disposals	(25)
Effect of movements in foreign exchange rates	23
Business combination	37
Balance at 30 June 2021	2,309
Accumulated depreciation
Balance at 1 January 2021	(1,036)
Depreciation	(76)
Disposals	15
Effect of movements in foreign exchange rates	(11)
Balance at 30 June 2021	(1,108)
Carrying amounts
At 1 January 2021	1,111
At 30 June 2021	1,201

9.	Other property, plant and equipment

The changes in cost and depreciation for other property, plant and equipment were as follows:

	Land and buildings €m	Plant, computer and other equipment €m	Total €m
Cost
Balance at 1 January 2021	290	125	415
Additions	18	13	31
Disposals	(11)	(12)	(23)
Effect of movements in foreign exchange rates	3	2	5
Business combination	3	1	4
Balance at 30 June 2021	303	129	432
Depreciation
Balance at 1 January 2021	(151)	(86)	(237)
Depreciation on continuing operations	(13)	(9)	(22)
Disposals	11	12	23
Effect of movements in foreign exchange rates	(2)	(2)	(4)
Balance at 30 June 2021	(155)	(85)	(240)
Carrying amounts
At 1 January 2021	139	39	178
At 30 June 2021	148	44	192

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

10.	Financial and other assets and liabilities

The Group holds the following financial instruments:

	30 June 2021 €m	31 December 2020 €m
Financial assets
Trade receivables	278	262
Loans and receivables	145	5
Cash and cash equivalents	181	291
At amortised cost	604	558
Shares in Target Hospitality	49	20
Current financial assets	653	578
Non-current loans & receivables at amortised cost	28	170
Non-current financial assets	28	170

The shares held in Target Hospitality are classified as current financial assets and are fair valued through the income statement at each balance sheet date. At 30 June 2021, the value based on the share price of $3.71 was €49m. The change in valuation, recorded within net finance expense, was a gain of €29m (H1 2020: loss of €45m).

Related party loans and receivables

Loans to related parties which are expected to be repaid within the next 12 months totalling €140m have been reclassified from ‘Other non-current assets’ to ‘Other current financial assets’ as at 30 June 2021.

Financial liabilities
Trade payables and accrued liabilities	294	304
Third party loans and borrowing	138	120
Accrued interest	46	45
Customer deposits	15	14
At amortised cost	493	483
Current financial liabilities	493	483
Third party loans and borrowing	1,983	1,949
At amortised cost	1,983	1,949
Non-current financial liabilities	1,983	1,949

Borrowings

The carrying value of debt consisted of the following:

		30 June 2021
	Interest rates	Total €m	Current €m	Non-current €m
Senior secured fixed rate notes – EUR	6,50%	678	-	678
Senior secured fixed rate notes – USD	8%	433	-	433
Senior secured floating rate notes – EUR	Varies	188	-	188
Senior unsecured notes – USD	10%	254	-	254
Additional Senior secured fixed rate notes – EUR	6,50%	167	-	167
ABL facility – GBP	Varies	77	-	77
ABL facility – AUD	Varies	7	-	7
Related party debt		10	-	10
Lease liability		143	35	108
Bank loans		140	79	61
Other debt		24	24	-
Total borrowings		2,121	138	1,983

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

		31 December, 2020
	Interest rates	Total €m	Current €m	Non-current €m
Borrowings
Senior secured fixed rate notes - €	6,50%	675	-	675
Senior secured fixed rate notes - USD	8%	418	-	418
Senior secured floating rate notes - €	Varies	187	-	187
Senior unsecured notes - USD	10%	245	-	245
Additional Senior secured fixed rates notes – EUR	6,5%	164	-	164
ABL facility – GBP	Varies	49	-	49
ABL facility – AUD	Varies	24	-	24
Related party debt		9	-	9
Lease liability		126	30	96
Bank loan		142	60	82
Other debt		30	30	-
Total borrowings		2,069	120	1,949

Borrowings are presented at their relative carrying values, net of deferred financing fees. Deferred financing fees are summarised below:

	30 June 2021 €m	31 December 2020 €m
Deferred fees – Notes	24	34
Deferred fees – ABL	2	2
Total	26	36

Senior Secured Notes, Senior Notes and Additional Senior secured fixed rates notes

On 15 February 2018, certain subsidiaries of the Group closed notes offerings (the “Initial Notes Offering”) and issued €600,000,000 6.5% Senior Secured Fixed Rate Notes due 2023, $520,000,000 8% Senior Secured Fixed Rate Notes due 2023, €150,000,000 Senior Secured Floating Rate Notes due 2023 (together, the “New Senior Secured Notes”), and $305,000,000 10% Senior Notes due 2023 (the “New Senior Notes” and, together with the New Senior Secured Notes, the “Notes”).

Additionally, a subsidiary of the Group obtained three-year cross currency swaps for the US dollar-denominated Notes into euro, which swapped into euro the coupon and principal amount of 100% of the New Senior Notes, the principal amount of $230m of the US dollar-denominated 8% New Senior Secured Notes and the coupon of $290m of the US dollar-denominated 8% New Senior Secured Notes. Giving effect to the swaps, the weighted average interest rates for the New Senior Secured Notes and New Senior Notes was 6.64% and 7.74% per annum respectively. These swaps were terminated in March 2020 resulting in a €74m cash inflow.

The Initial Notes Offering formed part of a comprehensive refinancing of the Group’s capital structure (the “Refinancing”). The Refinancing additionally included a new $400m syndicated senior secured asset-based credit facility (the “ABL Revolver” – see below). In December 2019, the Group issued €125m of additional New Senior Secured Notes. €85m is fungible with the 6.5% senior secured fixed rate notes due 2023 and €40m is fungible with the senior secured floating rate notes due 2023.

On 10 July 2020 we completed a successful fundraising through the issuance of €175m of additional 6.5% Senior Secured Notes due 2023, receiving net cash of €168m after original issue discount and advisor fees. The terms of these notes are identical to those of our existing 6.5% Senior Secured Notes due 2023, except that the new notes are traded separately under different ISINs and common codes.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

In the event of a change of control, the Senior Secured Notes, Senior Notes and Additional Senior secured fixed rates notes may become repayable depending on the leverage of the group at the date of the change of control. If they become repayable prior to February 2022 an early termination payment would be due.

New ABL Revolver

Certain subsidiaries of the Group maintain the syndicated senior secured asset-based credit facility (the “ABL Revolver”). Certain of the Group’s subsidiaries in the UK, Australia and New Zealand are borrowers (the “Borrowers”). As part of the Initial Notes Offering and comprehensive refinancing, the prior ABL Revolver was refinanced to provide for a maximum availability of the equivalent of $400m and a maturity date of
15 February 2023.

The amount which the subsidiaries of the Group can borrow is based on a defined formula of available assets, principally certain receivables, inventory and rental equipment calculated monthly and is secured by a first lien on substantially all assets held by the Borrowers and any other obligors under the ABL Revolver located in the US, the UK, Australia and New Zealand. At 30 June 2021 and 31 December 2020, available capacity under the ABL Revolver was $94m (€79m) and $93m (€76m), respectively. Borrowings under the ABL Revolver bear interest payable on the first day of each quarter for the preceding quarter at a variable rate based on LIBOR or another applicable regional bank rate plus a margin.

Subsequent to the Refinancing, the margins vary based on the amount of average daily excess availability under the ABL Revolver with the margins increasing as the average daily excess availability decreases. The margin on base rate loans ranges from 1.5% to 2.0%. The margin on LIBOR, or similar, loans ranges from 2.5% to 3.0%. The ABL Revolver requires the payment of an annual commitment fee on the unused available borrowings of between 0.375% and 0.5% per annum.

The ABL Revolver includes certain financial covenants, requiring that the obligors under the ABL Revolver maintain a minimum fixed charge coverage ratio and a maximum total net leverage ratio, each calculated on a consolidated basis if, on the last day of the month immediately preceding fiscal quarter, excess availability was below a certain amount. None of the covenants were breached in the period or to the date of these interim condensed consolidated financial statements.

Subject to available borrowing capacity, the ABL Revolver includes an aggregate letter of credit sublimit of $40m. Letters of credit and bank guarantees carry fees equal to the applicable margin and reduce the amount of available borrowings. At 30 June 2021, subsidiaries of the Group had issued letters of credit under the ABL Revolver in the amount of €18m (Dec 2020: €14m).

In February 2021, the Group acceded both Advanté and Carter to the ABL Revolver and the notes indentures. Both Advanté and Carter will be able to draw on the ABL Revolver using a defined formula of available assets, principally certain receivables, inventory and rental equipment, calculated monthly and secured by substantially all of the assets of both Advanté and Carter.

On 13 November 2019, the ABL Revolver was amended to permit the sale of Target Lodging and consequently pay down and terminate the US facility. Subsequent to closing of the Target Lodging disposal, the ABL Revolver provides a maximum availability equivalent of $255m and is secured by a first lien on substantially all assets held by the borrowers and any other obligors under the ABL Revolver located in the UK, Australia and New Zealand. Subject to available borrowing capacity, the ABL Revolver letter of credit sublimit reduced to
$40m. The maturity date, rates of interest, and financial covenants remain the same. The ABL Revolver is repayable in the event of a change of control.

Covenants

Under the terms of the major borrowing facilities, the Group is not required to test any financial covenants as long as the Group has $32m of headroom available on the ABL. The Group has not breached these limits throughout the reporting period. The springing covenants tests are a fixed charge coverage and a net leverage ratio.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

Other debt

France Factoring agreement

The Group has two accounts receivable factoring agreements in France. The terms of the agreements provide that the Group can assign up to approximately €32m of accounts receivable in exchange for cash, less a reserve fund, which is controlled by the counterparty. The reserve fund is either 8 or 12 percent of the transferred accounts receivables and serves to cover accounts receivable transferred that are uncollectible due to claims, invoicing errors, and advance payments. The full right of payment for each of the receivables is transferred. The Group incurs an annual commission expense of 0.14 percent of the receivables exchanged, which can be adjusted annually based on the actual amounts assumed by the counterparty.

As the terms and conditions of the factoring agreements and the specific nature of the accounts receivables transferred preclude de-recognition from the Group’s Consolidated Balance Sheets, the agreement is treated as a secured financing.

Bank loans

Short term facility

On 28 June 2021, the Group entered into a new €100m financing facility. The revolving credit facility has a maturity of one year and is repayable upon a change of control. It carries a floating interest rate set on EURIBOR (floored to nil) plus a margin and LIBOR (floored to nil) plus a margin, respectively for drawings in euros and pound sterling.

French state guaranteed loan

In response to the COVID-19 pandemic and to facilitate the granting of new loans by banks to French companies affected by this crisis’ consequences, the French government has put in place loans guaranteed by the French State. Algeco France entered into several such French State guaranteed loans (Prêts garantis par l’Etat) in an aggregate principal amount of €30,000,000 (the “PGE Loans”) with a maturity of one year. The Initial Maturity has been extended until 30 June 2022. The French State Guaranteed Loans include customary events of default which may trigger mandatory repayment of the PGE Loans including in the event of a change of control. The PGE Loans are 90% guaranteed by the French State.

Nordics

The Nordics bank facilities comprise a NOK 425m revolving credit facility, a NOK 150m leasing facility and a NOK 45m amortising term loan repayable in December 2021 and a SEK 270M amortizing term loan, a DKK 164M amortizing term loan, a SEK 125M capex facility, and a SEK 65M revolving credit facility all repayable in February 2023.

Related party debt and financing obligations

At 30 June 2021 and 31 December 2020, related party debt included the loan from a holding company to one of the Group’s affiliates.

Capital lease and other financing obligations

The Group’s capital leases primarily relate to real estate, equipment and vehicles and have interest rates ranging from 1.0% to 20.7%.

Fair values

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Group has assessed that the fair value of cash and short-term deposits, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following table shows the carrying amounts and fair values of financial liabilities, including their levels in the fair value hierarchy. The only financial assets and liabilities measured by the Group at fair value are the currency derivatives, the put options on minority interest liabilities, and the contingent consideration due on business combinations. The Group's foreign currency forward contracts are measured on a recurring basis utilising foreign currency spot rates and forward rates quoted by banks or foreign currency dealers.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

	As at 30 June 2021
	Level 1 €m	Level 2 €m	Level 3 €m
Target Hospitality shares	49	-	-
Put option on minority interest liabilities	-	-	(15)
Acquisition contingent consideration liabilities	-	-	(5)

	As at 31 December 2020
	Level 1	Level 2	Level 3
Target Hospitality shares	20	-	-
Put option on minority interest liabilities	-	-	(15)
Acquisition contingent consideration liabilities	-	-	(5)

The investment in Target Hospitality is classified as current financial asset and is marked to market at the balance sheet date. At 30 June 2021 the value of the shares held was €49m (December 2020: €20m) with the change in valuation of €29m being recorded in net finance expenses in H1 2021 (H1 2020: loss of €46m).

Put options on minority interest liabilities are booked at the present value of expected redemption amount based on the financial forecasts of earnings of the relevant subsidiary.

Acquisition contingent consideration liabilities relate to earn-out mechanisms related to the Group’s acquisitions. The earn-outs are based on targets related to future trading performance. An estimate has been made of the expected achievement against these targets based on budgets for future periods.

11.	Related parties

The only significant related party transactions that have occurred in the six months to 30 June 2021 is a loan of €3m made to a holding company of the Group. In the 6 months to 30 June 2020 the Group granted a €5m loan related to the issue of share options which increased the total loan outstanding to €10m, at the end of H1 2020. The balance as at 30 June 2021 is €11m (Dec 2020: €11m).

On 24 October 2017, the Group entered into an agreement with Ilke Homes, a legal entity controlled by TDR. Under this agreement, the Group has sold modular prototypes and provided transitional services on these assets to Ilke Homes. The consideration for these services and related interest totals €4m and is receivable on a change of control.

The Group received revenue totalling €1m from Keepmoat Homes Plc and David Lloyd Leisure Plc, entities controlled by TDR, in H1 2021 (H1 2020: €1m). These transactions were at arm’s length.

12.	COVID-19

The COVID-19 pandemic is continuing at the date of this report. We have become accustomed to working under the restrictions placed on the business and its customers during the pandemic. Our results throughout the pandemic have been strong and we consider that the net impact of the pandemic on our results is small. We have not noted any significant COVID-19 related impacts in H1 2021. The trend in improving quotes and order activity within the business has resulted in the Group’s units on rent increasing organically by over 19,000 since 31 March 2020.

The Group’s business has remained resilient. Management believes this is due to:

•	the long-term nature of the Group’s contracts and, at any given time, the residual contracted terms of lease revenues;

•	the Group’s diverse geographic and customer footprint, which enabled it to maintain normal trading levels in Germany, the Nordics, Eastern, Northern, and Southern Europe (ENSE) and APAC, which remained largely operational including by providing solutions to assist with the crisis while the Group experienced a partial suspension of activities in France and the UK;

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the six months ended

30 June 2021

•	the nature of the Group’s fleet which has a wide application across industries and end uses;

•	the lead time in the leasing and sales contracting cycle, which allows the Group to take timely action to mitigate the impact on trading of any prospective downturn in leasing activity;

•	the Group’s flexible cost base, which has enabled it to reduce costs when necessary; and

•	the Group’s ability to match maintenance and growth capital expenditure to contractual leasing commitments from customers and to reduce such expenditure in the face of reduced short-term demand.

The Group only undertakes growth capital expenditure when there is demand and the Group has maintained central control of all capital expenditure. Similarly, the Group controls its maintenance capital expenditure and limits it to cases where a unit is required for an order, with no significant detrimental effect on the unit.

13.	Events occurring after the balance sheet date

On 9 July 2021 the Group announced it has acquired Procomm Site Services Limited (“Procomm”). Procomm has 125 employees and an annual 2020 revenue of £19m.

On 9 March 2021 the Group announced that it had agreed to acquire Tecnifor S.p.A and the business and operations of Locabox S.r.l. and F.A.E. S.p.A. from the shareholders. The acquisition completed on 29 July 2021.

Modulaire Group announced on 27 June 2021 that its shareholders have entered into an agreement to sell the Group to investment funds managed by Brookfield Business Partners L.P. (“Brookfield”). Brookfield is acquiring Modulaire from its shareholders. The transaction, which is subject to customary regulatory and competition clearances, is expected to close in Q4 2021. Prior to and at completion a number of transactions and distributions will be completed with respect to balances due from and to holding companies of the Group and with respect to the Group’s share based payment schemes.